UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION,
                       WASHINGTON, D.C. 20549

                    ----------------------------

                          FINAL AMENDMENT TO
                             SCHEDULE TO

         TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
                 OF THE SECURITIES EXCHANGE ACT OF 1934

                       COMMUNITY BANCORP, INC.
                       -----------------------
                 (Name of Subject Company (Issuer))


                       COMMUNITY BANCORP, INC.
                       -----------------------
                   (Name of Filing Person (Issuer))

                    COMMON STOCK, $2.50 PAR VALUE
                    -----------------------------
                   (Title of Class of Securities)

                              203426101
                              ---------
                (CUSIP Number of Class of Securities)

                         Donald R. Hughes, Jr.
                          Treasurer and Clerk
                        Community Bancorp, Inc.
                             17 Pope Street
                      Hudson, Massachusetts  01749
                             (978) 568-8321
                      ----------------------------
      (Name, address and telephone numbers of persons authorized to receive notices and communications on behalf of filing persons)


                              Copy to:
                              -------
                        David F. Hannon, Esq.
                       Craig and Macauley, P.C.
                         600 Atlantic Avenue
                     Boston, Massachusetts 02210
                           (617) 367-9500

                     CALCULATION OF FILING FEE
--------------------------------------------------------------------------
      Transaction valuation*               Amount of filing fee
          $2,999,997                              $276.00
--------------------------------------------------------------------------
 * Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1). This calculation assumes the purchase of 222,222 shares at $13.50 per share.

[X] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $276.00
Form or Registration Number:  005-46691
Filing Party:  Community Bancorp, Inc./MA/
Date Filed:  October 1, 2002

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third party tender offer subject to Rule 14d-1.

[X] issuer tender offer subject to Rule 13e-4.

[ ] going private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: [X]

This Final Amendment amends and supplements the Tender Offer Statement on Schedule TO filed on October 1, 2002, as amended by Amendment No. 1 filed on October 18, 2002, related to the issuer tender offer of Community Bancorp, Inc., a Massachusetts corporation, to purchase up to 222,222 shares of its Common Stock, $2.50 par value per share (including the associated Preferred Share Purchase Rights), at a price of $13.50 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 1, 2002, and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the "Offer".

The information contained in the Offer to Purchase is hereby incorporated by reference in response to all the items of this Schedule TO, as amended by Amendment No. 1 thereto, and this Final Amendment.


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

Item 4. TERMS OF THE TRANSACTION.

Item 4 of Schedule TO is hereby amended and supplemented as follows:

The tender offer expired at 5:00 P.M., E.S.T., on November 1, 2002. A total of 134,505 shares of the Common Stock of Community Bancorp, Inc. were validly tendered, not withdrawn, and accepted for purchase at a purchase price of $13.50 per share. There was no proration.

Item 12. EXHIBITS.

Item 12 of Schedule TO is hereby amended and supplemented with the addition of the following Exhibit:

   (a)(12) Form of Letter to Shareholders of the Company from James A. Langway, President and Chief Executive Officer, dated November 5, 2002.



                              SIGNATURE

       After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  November 5, 2002


                                 Community Bancorp, Inc.



                                 By: /s/ James A. Langway
                                    ---------------------
                                    James A. Langway
                                    President and Chief Executive Officer

                          INDEX TO EXHIBITS

Exhibit
 Number                      Description
-------                      -----------

99.(a)(12) Form of Letter to Shareholders of the Company from James A.
           Langway, President and Chief Executive Officer, dated
           November 5, 2002.











































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